EXHIBIT 12

HSBC FINANCE CORPORATION

COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Three Months Ended March 31,	2012	2011
	(dollars are in millions)
Loss from continuing operations	$(507)	$(220)
Income tax	277	303

Loss from continuing operations before income tax	(784)	(523)

Fixed charges:
Interest expense	499	647
Interest portion of rentals(1)	2	2

Total fixed charges	501	649

Total earnings (loss) from continuing operations as defined	$(283)	$126

Ratio of earnings to fixed charges	(.56)	.19
Preferred stock dividends(2)	$49	$52
Ratio of earnings (loss) to combined fixed charges and preferred stock dividends	(.51)	.18

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.